Exhibit 4.10.1

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10 February 2004

REUTERS GROUP PLC

THOMAS H. GLOCER

SERVICE AGREEMENT

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AGREEMENT is made on 10 FEBRUARY 2004

BETWEEN

(1)	REUTERS GROUP PLC registered in England with No. 3296375 whose registered office is at 85 Fleet Street, London, EC4P 4AJ (the Company); and

(2)	THOMAS HENRY GLOCER of 32 Hyde Park Gate, London SW7 (you).

IT IS AGREED as follows:

DEFINITIONS

1.	In this Agreement the following expressions shall have the following meanings:

Board means the board of directors of the Company or a duly constituted committee of the board of directors;

Employment means your employment in accordance with the terms and conditions of this Agreement;

Group means the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company (with holding company and subsidiary having the meanings given to them by section 736 of the Companies Act 1985 of England and Wales). Group Company and Group Companies shall be construed accordingly;

Remuneration Committee means the remuneration committee of the Board; and

Year means a calendar year;

DURATION OF EMPLOYMENT

2.1	It is acknowledged that the company and you entered into an Agreement dated 23 July 2001 setting out the terms of your Employment (the Original Agreement). It is further acknowledged that:

	(a)	this Agreement shall supersede and replace the Original Agreement with effect from 1 January 2004 in respect of the period of your Employment from 1 January 2004;

	(b)	nothing in this Agreement shall amend or alter the provisions of the Original Agreement in respect of the period 23 July 2001 to 31 December 2003 or of any award made thereunder;

	(c)	your Employment under this Agreement will continue until terminated in accordance with Clause 11 below (the Employment Period).

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2.2	It is acknowledged that your continuous employment for statutory purposes began on 29 September 1993.

ROLE, POWERS AND DUTIES

3.1	From the date of this Agreement, you will serve the Company as Chief Executive Officer of the Company and executive director of the Company.

3.2	During the Employment Period, you will exercise such powers and perform such duties in relation to the business of the Company and the Group, being duties which are customary, appropriate to and consistent with your status as may reasonably be assigned to you by the Board from time to time. During the Employment Period, you shall report solely and directly to the Board.

3.3	During the Employment Period you will:

(a)	subject to Clause 8.1, devote substantially the whole of your working time, attention and abilities to carrying out your duties under Clauses 3.1 and 3.2;

(b)	comply with the duties imposed on you as a director by law;

(c)	use all reasonable endeavours to promote the interests of the Company and any other Group Company which you may be required to serve under the terms of this Agreement;

(d)	have due regard to the Reuter Trust Principles and to the rights and duties of the Reuter Trustees as set out in the Memorandum and Articles of Association of the Company and in the Memorandum and Articles of Association of Reuters Founders Share Company Limited insofar as, by the proper exercise of your powers (and in accordance with your other duties) as director of the Company, the Reuter Trust Principles are capable of being observed by you;

(e)	have due regard to the provisions of the Reuters Code of Conduct (as notified to you from time to time) and, so far as reasonably practicable in the performance of your duties, observe all material provisions of that Code;

(f)	comply with the Reuters Share Dealings Code (as notified to you from time to time);

(g)	have due regard to the provisions of all other material policies which apply to you as an executive employed by a Group Company, as notified to you from time to time; and

(h)	other than absences due to illness or vacation or as otherwise may be required to fulfil your duties hereunder, regularly attend meetings of the Board and of any committees of the Board to which you may be appointed.

NORMAL PLACE OF WORK

4.	Your normal place of work is at the Company’s head office in London. You will be required, in the performance of your duties, to travel in the United Kingdom

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and overseas. However, having given you not less than 90 days’ notice, the Company may reasonably require you to relocate to perform your duties at the offices of another Group Company in New York. In addition, the Company shall reimburse you all relocation expenses in respect of your relocation to New York in a manner which is consistent with the benefits provided in Clause 9 of Schedule 1.

HOURS OF WORK

5.	You will work the Company’s normal working hours together with such additional hours as may reasonably be required for the proper performance of your duties.

SALARY AND BENEFITS

6.1	You will be paid a base salary at the rate set out in a letter to you from the Company of the same date as this Agreement and as confirmed in your annual statement of remuneration and benefits (the Base Salary) and you will also be entitled to the additional remuneration and benefits set out in Schedule 1.

6.2	Your Base Salary will be paid in equal monthly instalments in accordance with the Company’s customary payroll practices for senior executives. If your Base Salary is increased, then such increased Base Salary shall constitute Base Salary for all purposes under this Agreement.

6.3	You are not entitled to any other salary, fees or remuneration as director or employee of the Company or any other Group Company save as provided herein and other than as provided in documentation relating to your directorships of other Group Companies and you must, as the Company directs, either waive your rights to any such salary, fees or remuneration or account for the same to the Company failing which it will be deducted from your salary.

6.4	During the Employment, you will be eligible to receive equity based incentive awards on a basis commensurate with your position as Chief Executive Officer of the Company and the level of equity based incentive awards made to the chief executive officers of publicly listed companies comparable in size and industry to the Company, taking into account all relevant circumstances, including without limitation, your performance, the performance of the Company and the level of awards made under the original Agreement.

6.5	Your Base Salary and benefits will be reviewed annually by the Remuneration Committee no later than in December. Any change in the level of your Base Salary and benefits as a result of the review (which will not be downwards) will be effective from 1 January of the year following the review. Your bonus opportunity as a percentage of salary (with salary calculated in accordance with paragraph 1 of Schedule 1) shall not be reduced below 150% during your Employment and the performance criteria pursuant to which such bonus is based shall not be materially altered to your detriment.

6.6	During or after the termination of the Employment for whatever reason, the Company may deduct from your pay any undisputed sums outstanding to the

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Company or to any other Group Company from you including, without limitation, any advance of pay or loans or floats for expenses which would become due upon such termination.

EXPENSES

7.	Subject to the Company’s policies on executive directors’ expenses and executive directors’ spouse expenses (as notified to you from time to time), the Company will reimburse to you all reasonable travelling, hotel and other out-of-pocket expenses (including first class travel expenses) properly incurred by you and your spouse in the execution of the duties of the Employment against production of valid receipts and properly completed expense reports.

OTHER INTERESTS

8.1	During the Employment Period you will be entitled to accept appointments as a non-executive director of companies other than a Group Company subject to:

(a)	the prior written consent of the Chairman of the Company (such consent to be confirmed by the Board and it being understood and agreed that you currently serve as a non-executive director of certain entities previously disclosed to the Company); and

(b)	the Company’s policy on non-executive directorships (as notified to you from time to time).

You may retain any fees received as a non-executive director. Days of service as a non-executive director will not be deducted from your holiday entitlement provided that you shall not spend more than ten working days in aggregate in any year in such service. At any time during the Employment Period the Company may, with reasonable cause, require you to resign any non-executive directorship held. Reasonable cause for this purpose shall include but not be limited to a conflict of interest and such other reason or reasons as may be specified in the Reuters Code of Conduct (as notified to you from time to time).

8.2	During the Employment Period you will not be directly or indirectly concerned in any business, trade, profession or other occupation (whether as an employee, consultant, agent, director or otherwise) of a similar nature to or competitive with that carried on by the Company or any Group Companies except:

(a)	as a representative or officer of a Group Company;

(b)	as a non-executive director under Clause 8.1;

(c)	by virtue of your being interested in securities not representing more than (i) one per cent of a company’s issued securities of any class which are either listed on a recognised stock exchange or dealt on an unlisted securities market or an alternative investment market or authorised for quotation in a recognised inter-dealer quotation system or (ii) two per cent of a private operating company or (iii) five per cent of a private company where such interest takes

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the form of a purely passive investment, provided that you will make disclosure of your investments as required by law or by the requirements of any regulatory body to which the Company is subject; or

(d) with the prior written consent of the Board.

8.3	For the avoidance of doubt, it is confirmed that, as at the date of this Agreement, you have been given approval to retain your current interest in securities in the company(ies) referred to in Schedule 3 to this Agreement.

8.4	You may serve on the board of religious, charitable, civic or public service organisations or otherwise be engaged in the activities of such organisations provided so serving or being so engaged does not prejudice your ability to fulfil your duties under this Agreement.

INVENTIONS AND IMPROVEMENTS

9.1	It will be part of your normal duties at all times:

(a)	to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company and other Group Companies with which you are concerned or for which you are responsible might be improved; and

(b)	promptly to give to the Company Secretary full details of any invention or improvement which you may from time to time make or discover in the course of your duties provided that any inadvertent or unintentional failure on your part to provide such details shall not be a breach of this Agreement.

Subject to the Patents Act 1977 of England and Wales, the Company will be entitled free of charge to the sole ownership of any such invention or improvement and to the exclusive use of it.

9.2	You assign to the Company (or to such other Group Company as the Company may direct) all copyrights, designs and other proprietary rights, if any, which may be so assigned in respect of all works and designs created by you or relating to your responsibilities during the Employment for the full term of those rights to the intent that those rights will immediately upon the completion of the relevant work rest with the Company (or with such other Group Company as the Company may direct).

9.3	At the request and cost of the Company, you will do all such acts and things as may in the opinion of the Board be necessary or conducive to vest such rights in the Company (or in such other Group Company as it may direct). You irrevocably authorise the Company for the purposes of this Clause to make use of your name and to sign and to execute any documents or do any thing on your behalf.

9.4	You will not do anything knowingly to imperil the validity of any patent or protection owned by the Company (or in relation to which the Company is entitled to assert a right of ownership, whether pursuant to this Clause 9 or otherwise) or any application for any such patent or protection.

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9.5	You will not either during or after the termination of the Employment exploit or assist others to exploit any invention or improvement owned by the Company (or in relation to which the Company is entitled to assert a right of ownership, whether pursuant to this Clause 9 or otherwise) which you may from time to time make or discover in the course of your duties or (unless it shall have become public knowledge) make public or disclose any such invention or improvement or give any information in respect of it except to the Company or as the Company may direct.

9.6	You irrevocably waive in favour of the Company (and in favour of such other Group Company as the Company may direct), its licensees and successors-in-title any and all moral rights in any works (existing or future) the subject of copyright made by you in the course of the Employment.

CONFIDENTIALITY

10.1	During and after the termination of the Employment you will at all times keep confidential all private information about the Company and other Group Companies including technical and financial information, which you may have acquired while in the employment of the Company or of any other Group Company. You will not use such information for your own benefit or for the benefit of any business not within the Group. You will keep such information confidential to yourself, to other members of the Board and to anybody who needs such information in order properly to discharge his duties to the Company or any Group Company. Such information includes (without limitation) the following:

	(a)	the business methods and information of the Company and any other Group Companies (including, without limitation, prices charged, discounts given to customers or obtained from suppliers, product development, marketing and advertising programmes, costing, budgets, turnover, sales targets and other financial information);

	(b)	lists and particulars of the suppliers and customers of the Company or of any other Group Companies and the individual contacts at such suppliers and customers;

	(c)	details and terms of the agreements with suppliers and customers of the Company or of any other Group Companies;

	(d)	secret development manufacturing or production processes and know-how employed by the Company or any other Group Companies or their respective suppliers; and

	(e)	confidential details as to the design of the products and inventions or processes relating to the provision of services or developments relating to future products and services of the Company or of any other Group Companies or those of their respective suppliers.

10.2	These restrictions shall not apply to any disclosure or use authorised by the Board, as required in the ordinary performance of your duties or required by law or by the requirements of any regulatory or other authority to which the Company or any

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other Group Company or yourself is subject or as is reasonably necessary in connection with any adversarial proceedings against the Company and/or Group Company.

10.3	These restrictions shall not apply to information which is already in the public domain other than in cases where such information has become public as a result of a breach by you of these restrictions.

10.4	These restrictions shall not restrict you from using your own personal skill in any business in which you may lawfully be engaged after termination of the Employment.

TERMINATION

Summary dismissal

11.1	The Company may terminate the Employment for Cause by immediate notice in writing and without payment of any kind other than any accrued but unpaid Base Salary, Bonus (as defined in Clause 1 of Schedule 1) and holiday pay up to the date of termination and any other benefits or payments (including reimbursement of expenses) to which you may be entitled under any benefit scheme of the Company or any Group Company up to the date of termination (the Accrued Benefits).

For the purposes of this Agreement “Cause” shall mean:

(a)	if you commit any act or omission which constitutes:

(i) gross misconduct; or

(ii) persistent misconduct continuing after demand for cessation of such misconduct is delivered in writing by the Board or by the Company Secretary on instruction from the Board where such act does not cease or such omission is not remedied within ten (10) days following delivery of such written demand; or

(b)	if you wilfully commit any material breach of any material provision of this Agreement;

(c)	if you wilfully neglect or refuse to carry out any material part of your duties (other than for a reason set forth in Clause 11.2) and which is not remedied by you, if capable of remedy, within ten (10) days following written notice by the Board of its intention to terminate the Employment under this sub-Clause (c);

(d)	if you engage (either in bad faith or intentionally and with recklessness as to the consequences of your actions) in any conduct which materially damages the reputation of the Company or any other Group Companies;

(e)	if you become prohibited by law from being a director of the Company due to your misconduct (including by virtue of your having committed an offence under section 213 or 214 of the Insolvency Act 1986); or

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(f) if you terminate your directorship of the Company without Good Reason or without the consent of the Board.

For purposes of this Clause 11.1, no act, or failure to act, by you shall be considered to have been done or omitted to be done “wilfully” unless committed in bad faith or without a reasonable degree of skill or care or without a reasonable belief that the act or omission was in the best interests of the Company or any Group Company.

Cause shall not exist under sub-Clauses (a), (b), (c) or (d) unless and until the Company has delivered to you a copy of a resolution duly adopted by a majority of all the members of the Board at a quorate Board meeting (such majority and quorum to exclude you) called and held for such purpose (after not less than three business days’ notice to you and an opportunity for you and, where the Board agrees in advance, your counsel, to be heard before the Board) finding that Cause exists.

Termination by the Company through illness or death

11.2	The Company may terminate the Employment if you are prevented by illness (including mental illness) or injury from attending to your duties for more than 365 days in aggregate in any one period of twenty four (24) consecutive calendar months. The Company will not terminate the Employment pursuant to this Clause 11.2 if, as a result, you would or may forfeit any entitlement to benefits under the permanent health insurance arrangements referred to in Schedule 1 unless it can procure the provision of continued cover under those arrangements or reimburse you the cost of premiums for continued cover under those arrangements or under other arrangements providing substantially similar cover for the period of the illness in question or until benefits would apart from such termination have ceased to be payable had the Employment continued or until you obtain permanent health insurance cover from a subsequent employer, whichever is the shortest period. Upon such termination of Employment or due to your death, the Company shall pay you the Accrued Benefits and you shall be entitled to the benefits provided for in Clause 11.12.

Termination by the Company without Cause

11.3	The Company may terminate the Employment without Cause by giving you 30 days’ advance written notice. Upon such termination of Employment, the Company shall pay you the aggregate of (i) the Accrued Benefits and (ii) the Cessation Compensation in cash in accordance with Clause 11.7 and (iii) you shall be entitled to the benefits provided for in Clause 11.12 provided that should the termination of Employment take place as a result of a Change of Control which is not excluded by the proviso in Clause 11.6 sub-Clause (iv), the Company shall multiply the Cessation Compensation by a factor of 1.66 if such termination takes place prior to 31 July 2004 and by a factor of 1.33 if such termination takes place prior to 31 July 2005 and thereafter by a factor of 1. In addition, the Company shall maintain in full force and effect, for the continued benefit of you, your spouse and your children for a period of one year following the date of termination the medical, hospitalisation, dental, and life insurance schemes in which you, your spouse and your children were participating immediately prior to the date of termination at the level in effect and upon substantially the same terms and conditions (including without limitation contributions required by you for such benefits) as existed immediately prior to the

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date of termination. If you, your spouse or your children cannot continue to participate in the Company schemes providing such benefits, the Company shall arrange, at its discretion, either to provide you, your spouse and your children with the cash equivalent of such benefits which they otherwise would have been entitled to receive under such schemes or to pay the premiums to enable continued participation in equivalent schemes for a period of one year following the date of termination. The Company’s obligation to provide continuing arrangements in relation to medical, hospitalisation, dental and life assurance schemes under this Clause 11.3 shall terminate on the date or dates you receive equivalent cover and benefits, without waiting period or pre-existing condition limitations under the schemes of a subsequent employer (such cover and benefits to be determined on a cover by cover and benefit by benefit basis). If you obtain cover or benefits relating to medical, hospitalisation, dental and life insurance schemes from a subsequent employer which are less generous than those provided to you by the Company, you shall be entitled from the Company only to the difference between the cover or benefits you obtain from a subsequent employer and those to which you would have been entitled hereunder had no subsequent employer provided cover or benefits. You will use all reasonable endeavours to obtain equivalent cover and benefits from a subsequent employer. Once equivalent cover and benefits have been obtained from such subsequent employer, the Company’s obligations to provide such cover and benefits for such one year period shall cease absolutely. For the purpose of this Clause 11.3, the reference to children means children up to the age of 21 or, if older and if they are in full time education, until they finish their education.

Termination through loss of directorship

11.4	If you are removed from the office of director of the Company, or the Company fails in general meeting to re-elect you as a director of the Company (including if, under the Articles of Association or other constitutional documents for the time being of the Company, you are obliged to retire by rotation or otherwise), then the Company may elect that the Employment shall terminate immediately without prejudice to the right of either party to this Agreement to treat any act or omission causing such removal from office as a breach of this Agreement. For the avoidance of doubt, it is acknowledged that termination of the Employment pursuant to this Clause 11.4 where removal from office has not taken place in circumstances justifying dismissal for Cause under Clause 11.1 constitutes a termination of the Employment without Cause for the purpose of Clause 11.3.

Termination by you without Good Reason

11.5	You may terminate the Employment without Good Reason (as defined below) by giving the Company ninety (90) days’ advance written notice. In such event, you will be entitled to the same payments as described in Clause 11.1.

Termination by you with Good Reason

11.6	You may terminate the Employment by giving the Company thirty (30) days’ advance written notice, such notice to be given within ninety (90) days after:

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(a)	in the case of a Good Reason event which is incurable, the date on which the Good Reason event occurs (provided that such thirty (30) days’ notice is not required for an event described in sub-Clause (iv) of the definition of Good Reason below); and

(b)	in the case of a Good Reason event which is curable but which is not cured within thirty (30) days of you giving written notice to the Company specifying the Good Reason event and requiring it to be cured, the date falling thirty (30) days after the date of such notice to the Company.

Upon such a termination of Employment, you will be entitled to the same payments as in the case of a termination of Employment by the Company without Cause (as described in Clause 11.3).

“Good Reason” shall mean, without your written consent, any of the following events:

(i)	the assignment to you of any duties inconsistent in any respect with your position (including status, offices, titles and reporting requirement), authority, duties or responsibilities or any other action by the Company (or its successors or assigns) which results in material diminution in such position, authority, duties or responsibilities (including, for the avoidance of doubt, your responsibilities as the Chief Executive Officer of a publicly listed company), but excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by you;

(ii)	any material breach of any material provision of this Agreement by the Company (or its successors or assigns), including, without limitation, a reduction in your Base Salary, reduction in your bonus opportunity as a percentage of salary or the material alteration to your detriment of the performance criteria pursuant to which such Bonus is calculated, a failure of the Company (or its successors or assigns) to make the equity grants contemplated under Clause 6.4, or the Company’s (or its successors’ or assigns’) failure to provide in all material respects the indemnification in Clause 8 of Schedule 1;

(iii)	any required relocation of you outside London or New York City; and

(iv)	a Change of Control unless a third party acquiring control of more than 50% of the voting rights of the Company for the purposes of the definition of Change of Control in this sub-Clause (iv) has agreed to adopt the Reuter Trust Principles and the rights and duties of the Reuter Trustees as set out in the Memorandum and Articles of Association of the Company and in the Memorandum and Articles of Association of Reuters Founders Share Company Limited and to use its best endeavours to procure that the Principles and such rights and duties are observed and upheld within the Company and any holding company of the Company and a Change of Control shall for the purpose of this Agreement occur where more than 50% of the voting rights of the Company become controlled by any third party (including persons acting in concert but excluding Reuters Founders Share Company Limited) or the

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Company sells or otherwise disposes of all or substantially all of its assets with the approval of the Company’s shareholders, other than for the purposes of a reconstruction or reorganisation in which (A) the ultimate ownership of the Company or substantially all its assets is unaffected or (B) a new holding company for the Company is created, where the new holding company has substantially the same shareholders and proportionate shareholdings as those of the Company immediately prior to the interposition of the new holding company.

Cessation Compensation

11.7	For the purpose of Clause 11.3 and 11.6 :

(a)	Cessation Compensation means the Relevant Sum;

(b)	Relevant Sum means the sum of your Base Salary and Relevant Bonus;

(c)	Relevant Bonus means H x (I% x Base Salary) where H is the highest percentage of bonus which you have received in the three years prior to the year in which the Employment terminates (including, if relevant, periods prior to the Effective Date) and I is the maximum percentage of Base Salary earnable as bonus in the year of termination. For example, if you are eligible to a bonus of 125% of a Base Salary of £1,000,000 and in the last three years you have received 100%, 90% and 50% of your bonus respectively, your relevant bonus will be £1,250,000.

Other than in respect of your rights under Clause 11.12, you agree that any payment of Cessation Compensation made to you pursuant to Clause 11.3 or 11.6 will be in full and final settlement of any claim which you might otherwise have against the Company and against any other Group Company for damages for wrongful dismissal and the parties agree that the Cessation Compensation represents a genuine pre-estimate of the loss which would otherwise have been suffered by you.

The payment to be made to you pursuant to Clause 11.3 or 11.6 will be made in two stages. The total amount, less a deduction of £60,000, will be paid within seven (7) days of the termination of the Employment. The remaining balance of £60,000 will be paid within four months of the termination of the Employment, conditional upon you not having bought any claims before a court or tribunal against the Company or any other Group Company or any of their respective officers and employees in connection with the Employment or its termination in or prior to that four month period.

Mitigation

11.8	You shall not be required to mitigate amounts payable under this Clause 11 by seeking other employment or otherwise, and there shall be no offset against amounts due to you under this Clause 11 on account of subsequent employment save as provided herein. Additionally, amounts owed to you under this Clause 11 shall not be offset by any claims the Company may have against you and, subject to Clause 6.5, the Company’s obligation to make the payments provided for in this Agreement and

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otherwise to perform its obligations hereunder, shall not be affected by any other circumstances including, without limitation, any counterclaim, recoupment, defence or other right which the Company may have against you or others.

Return of documents

11.9	On termination of the Employment for any reason or, at the request of the Company, when notice to terminate the Employment is given, you must immediately deliver to the Company (without keeping any copies):

(a)	all documents, papers and materials and any other property of the Company and of any other Group Companies; and

(b)	all documents or other media on which confidential information about the Company and any other Group Companies is recorded,

in your possession or under your control.

Resignation as a director

11.10	On termination of the Employment for any reason, you must immediately, at the request of the Company, resign your office as a director of the Company and of any other Group Company without compensation for loss of office other than as provided in this Agreement.

Share schemes

11.11	It is acknowledged that you may, during the Employment, be granted rights upon the terms and subject to the conditions of the rules from time to time of the Reuters Group PLC Long Term Incentive Plan or any other profit sharing, share incentive, share option, bonus or phantom option scheme operated by the Company or any other Group Company with respect to shares in the Company or any other Group Company. Subject to Clause 11.12, if on termination of the Employment, whether lawfully or in breach of contract you lose any of the rights or benefits under such schemes (including rights or benefits which you would not have lost had the Employment not been terminated) you shall not be entitled, by way of compensation for loss of office or otherwise howsoever, to any compensation for the loss of any rights under any such scheme.

11.12	Notwithstanding Clause 11.11, if the Employment is terminated in any of the circumstances described in Clause 11.2, 11.3 or 11.6 or by reason of your death or where it is terminated pursuant to Clause 11.4 in circumstances where such termination constitutes a termination of the Employment without Cause for the purpose of Clause 11.3, the Company will procure that you shall retain all awards made under the Company’s or any Group Company’s equity plans or programs, including, without limitation, the awards under Clause 6.4 hereof (the Equity Plans) granted to you (including without limitation in the form of options shares or share rights) which have not vested or crystallised at the date of termination and shall in respect of the subsequent vesting or crystallisation of such awards (including through any extension of the applicable vesting period) and their exercise or release be treated

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as though you had continued in Employment. In addition, notwithstanding the terms and conditions of the Equity Plans to the contrary, with respect to the retention, vesting and/or crystallisation of such awards your personal conduct following your termination of Employment will not in any way affect your right to continue to retain, vest or crystallise with respect to such awards, provided that the terms or conditions of the Equity Plans relating to the performance conditions pursuant to which such awards vest and crystallise shall continue to apply. Should it not be possible to treat you as if you are a continuing employee in respect of the vesting, crystallisation, exercise or release of any awards under the Equity Plans, the Company will procure that all your awards vest (and/or crystallise, as the case may be) in full and become exercisable on termination of Employment regardless of any conditions relating to status, personal conduct or otherwise, and in the case of options shall remain exercisable for at least 6 months following termination of employment, provided that such period does not extend beyond the original life of the relevant award.

SUSPENSION

12.1	The Board may at any time or from time to time suspend you from the performance of your duties and/or exclude you from any of the premises of the Company or of any other Group Company in circumstances in which the Board reasonably believes that you have committed gross misconduct or are in material breach of a material provision of this Agreement and in order that the circumstances giving rise to that belief may be investigated. You shall be suspended for such period as the Board considers reasonably necessary for it to undertake a proper investigation but in any event for no longer than ninety (90) consecutive days. At the end of such ninety (90) day period, the Company will procure that you are either reinstated in your post as Chief Executive Officer or that your Employment is terminated. The Company will give you a reason for suspending or excluding you. Your salary and benefits will not cease to be payable by reason only of such suspension or exclusion.

12.2	During any period of suspension or exclusion, you will not contact or deal with customers, suppliers or employees of the Company or of any other Group Company or enter onto the premises of the Company or of any Group Company without the prior written consent of the Chairman of the Company. You will be entitled to terminate the Employment without Good Reason pursuant to Clause 11.5 but without the requirement to give the Company ninety (90) days’ advance written notice. Any rights you might otherwise have to terminate this Agreement pursuant to Clause 11.6 shall not be affected during any period of suspension or exclusion (although you acknowledge that such suspension or exclusion shall in and of itself not constitute Good Reason pursuant to Clause 11.6).

CONTINUING OBLIGATIONS

Non-representation

13.1	You will not at any time after the termination of the Employment directly or indirectly represent yourself as being in any way connected with or interested in the business of the Group (except, if it is the case, as a shareholder of the Company or as a director of the Company).

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Non-solicitation of employees

13.2	You must not for a period of six months after the termination of the Employment solicit, interfere with or attempt to entice away from the Company or any other Group Company or employ or engage any employee of the Company or of any other Group Company with whom you had business dealings or who reported to you, directly or indirectly, during the period of 12 months preceding the date of termination of the Employment and who is or was employed or engaged by the Company or by any other Group Company:

(a) as a director or in a managerial or technical capacity; or

(b) who you know (or ought reasonably to know) could materially damage the interests of the Company or any other Group Company if he became employed in any business in competition with the business of the Company or of any other Group Company.

Non-solicitation of business

13.3	You must not for a period of six months after the termination of the Employment solicit, interfere with or attempt to entice away from the Company or any other Group Company the business of any firm, company or other person who, during the period of 12 months preceding the date of termination of the Employment, was a customer of the Company or of any other Group Company with whom you had business dealings or about whom you became informed or over whom you had influence in the course of the Employment during that period, with a view to providing goods or services which would compete with the business of the Company or of any other Group Company carried on at the date of termination of the Employment and with which you were materially involved during that period for the account or benefit of any other business concern of which you are a sponsor or promoter and which is in competition with the business of the Company or any Group Company

Non-dealing

13.4	You must not for a period of six months after the termination of the Employment deal with any person, firm or company who during the period of 12 months preceding the date of termination of the Employment was a customer or potential customer of the Company or of any other Group Company and (in the case of a customer) to whom you provided services on behalf of the Company or any other Group Company or (in the case of a potential customer) with whom you had business dealings with a view to obtaining business for the Company or any other Group Company and in each case with whom you had business dealings or about whom you became informed or over whom you had influence in the course of the Employment during that period, with a view to providing goods or services which would compete with the business of the Company or of any other Group Company carried on at the date of termination of the Employment and with which you were materially involved during that period for the account or benefit of any business concern referred to in Clause 13.5 or for the account of any other business concern of which you are a

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sponsor or promoter and which is in competition with the business of the Company or any Group Company.

Non-competition

13.5	You must not, for a period of six months after the termination of the Employment, be engaged in or concerned in any capacity in any business concern which is in competition with the business of the Company or of any other Group Company. A list of such business concerns as at the date of this Agreement is set out in Part 1 of Schedule 2 to this Agreement. Unless you have the prior approval of the Chairman of the Company you may not, for a period of six months after the termination of the Employment, be engaged in or concerned in any capacity in any of the business concerns named in the lists set out in Parts 2 and 3 of Schedule 2 to this Agreement. The lists in Schedule 2 may be amended by the Board acting reasonably (provided that the number of business concerns included in Schedule 2 at any one time shall not exceed 15) and each such amendment shall be notified to you from time to time. This Clause shall not restrain you from being engaged or concerned in any business concern in so far as your duties or work relate solely to services or activities of a kind with which you were not concerned to a material extent during the period of six months preceding the date of termination of the Employment.

Extension to other persons

13.6	The obligations imposed on you by this Clause 13 extend to you acting not only on your own account but also on behalf of any other firm, company or other person and shall apply whether you act directly or indirectly.

Acknowledgement of reasonableness

13.7	The restrictions contained in this Clause 13 are considered by you and the Company to be reasonable in all the circumstances. Each part of this Clause constitutes an entirely separate and independent restriction and the duration, extent and application of each of the restrictions are not greater than is necessary for the protection of the commercial interests of the Group and their stable trained workforce.

No disparaging statements

13.8	Each party agrees (and in the case of the Company, it shall use reasonable endeavours to cause its executives, officers, employees, directors, agents and consultants) during, and after termination of, your Employment not to make, publish or in any other way communicate or cause to be made, published or issued or otherwise communicate to any third party any disparaging or derogatory statements to any third party concerning you or the Company or any Group Company or any of its or their current executives, officers, employees, agents or consultants provided that nothing in this Agreement will prevent you or the Company or any Group Company from disclosing information as required by law or in order to take professional advice or as ordered by a court of competent jurisdiction.

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GRIEVANCE PROCEDURE

14.	Without limiting your rights to terminate the Employment with Good Reason pursuant to Clause 11.6 or to enforce any of the terms of this Agreement in accordance with Clause 19 directly without regard to this Clause 14, if at any time you have a grievance relating to the Employment, you may seek redress orally or in writing by, in the first instance, referring the grievance to the Chairman of the Company. If the grievance remains unresolved, you may appeal to the Board and the Board shall deal with the matter by discussion and by majority decision of those present at the relevant meeting of the Board. The Board’s decision shall be final and binding with respect to the grievance procedure save that if you are not satisfied with the decision of the Board, you may pursue an action in a manner contemplated by Clause 19.

WAIVER

15.	Any delay or forbearance by the Company or you in exercising any right of determination of this Agreement shall not constitute a waiver of it.

AMENDMENTS

16.	No amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing and signed by you and a Director of the Company .

NOTICES

17.	Any notice to be given under this Agreement to you may be served by being handed to you personally or by being sent by recorded delivery first class post or by fax to you at an address for service within the United Kingdom nominated by you for this purpose; and any notice to be given to the Company may be served by being marked for the attention of the Company Secretary and by being left at or by being sent by recorded delivery first class post or by fax to its registered office for the time being. Any notice served by post shall be deemed to have been served on the second day (excluding Sundays and statutory holidays) next following the date of posting and in proving such service it shall be sufficient proof that the envelope containing the notice was, in your case, addressed to you at an address for service within the United Kingdom nominated by you for these purposes and, in the case of the Company, addressed to it marked for the attention of the Company Secretary at its registered office for the time being, and in either case posted as a prepaid letter by recorded delivery. Any notice served by fax shall be deemed to have been served twelve hours after the time of despatch.

OTHER AGREEMENTS

18.	You acknowledge and warrant that there are no agreements or arrangements whether written, oral or implied between the Company or any other Group Company and you relating to your employment or the Employment other than the Side Letter and those which are expressly set out or referred to in this Agreement and that you are not entering into this Agreement in reliance on any representation not expressly set out in this Agreement.

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GOVERNING LAW

19.	This Agreement will be governed by and construed under English Law without regard to its conflicts of laws provisions, and each of the parties hereby irrevocably agrees that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

WITHHOLDING OR DEDUCTIONS FOR TAX

20.	All amounts payable to you under this Agreement shall be subject to applicable withholding or deductions of income, salary and such other withholdings or deductions which the Company reasonably determines are required to be withheld or made in accordance with applicable laws.

AS WITNESS whereof this Agreement has been signed by or on behalf of the parties to it on the day and year first above written.

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SCHEDULE 1

OTHER BENEFITS

BONUS

1.	You will be entitled to participate in an annual bonus plan to be administered by the Remuneration Committee. Unless otherwise agreed by the Remuneration Committee, the annual bonus (the Bonus) payable under this plan will be an amount of up to 150% of your Base Salary. The criteria relating to your performance and that of the Company which are to be used to determine the amount of the bonus in any year will be laid down by the Remuneration Committee at the commencement of each year and the bonus for that year will be paid as soon as reasonably practicable after the relevant results have been determined. The Remuneration Committee reserves the right to amend the quantitative criteria annually, subject to your right to terminate for Good Reason (as defined in your Service Agreement) in the event of a material amendment to your detriment. On termination of the Employment during a financial year, other than termination pursuant to Clause 11.1 or Clause 11.5 or as otherwise provided under Clause 11.7, you shall be entitled to a pro-rated amount of average Bonus, being such proportion of the average bonus you have received in the three years prior to the year in which the Employment terminates as is equivalent to the proportion of the financial year during which the Employment has subsisted.

HOLIDAYS

2.1	The Company’s holiday year runs from 1 January to 31 December. In addition to the bank and other public holidays, you will be entitled to 30 working days’ paid holiday and three personal days in each holiday year.

2.2	Your annual holiday may be taken at such time or times as are reasonably appropriate having regard to the business needs of the Company.

2.3	Holidays not taken in the year of entitlement will be lost unless carried forward with the agreement of the Chairman of the Company.

2.4	On termination of the Employment, you will be entitled to pay in lieu of any unpaid holiday or be required to pay the Company any salary received for holiday taken in excess of your contractual entitlement.

PENSION PLANS

3.	During the Employment Period, you will be provided with pension and retirement benefits appropriate to your senior executive status in the Company and which are no less favourable than those for the majority of executive Directors. For this purpose, you and the Company shall work to provide such benefits in a manner which is tax efficient to both parties.

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LONG TERM INCENTIVE PLAN

4.	Subject to Clause 11.13 of the Service Agreement, you are entitled to be a member of the Reuters Group PLC Long Term Incentive Plan (as notified to you from time to time) (or any plan operated by the Company in succession to that plan) for so long as such plans may be operated by the Company, and the Company shall pay to you benefits under these plans, subject to the conditions of the Company’s policy on retention of LTIP awards on early retirement (as notified to you from time to time).

MEDICAL/DISABILITY INSURANCE

5.1	You shall be entitled to membership of the Company’s Medical, Dental and Eye Care plans, subject to the terms of the plans and of any related policies of insurance as in force from time to time.

5.2	You shall be entitled to membership of the Company’s disability insurance plans, subject to the terms of those plans and of any related policies of insurance as in force from time to time.

LIFE ASSURANCE

6.	You are entitled to membership of the Company’s Basic Life Assurance, Accidental Death and Dismemberment Insurance and Supplemental Life Assurance Plans, subject to the terms of the plans and of any related policy of insurance as in force from time to time.

COMPANY CAR

7.	The Company will provide you with a monthly car allowance subject to the Company’s Policy on Executive Director’s Cars which shall be payable in instalments with Base Salary pursuant to Clause 6.2.

DIRECTORS’ INDEMNITY AND INSURANCE

8.1	During the Employment Period and thereafter, you shall have the benefits of:

(a) a complete indemnity for all and any liabilities incurred by you (including, without limitation, all legal expenses reasonably incurred by you) in your capacity as an officer, director or employee of the Company or any other Group Company to the fullest extent provided in the constitutional documents of the Company or any Group Company for all acts or omissions on your part whilst acting as a director, officer or employee of the Company or such other Group Company (to the extent such indemnity is permitted by the law of the country to which the relevant Company or Group Company is subject); and

(b) (subject to their terms) any insurance policies which shall be maintained by the Company in respect of liabilities incurred by Group Company directors officers and employees in their capacity as such.

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The obligations of the Company under Clauses 8.1 and 8.2 shall survive termination of the Employment and shall not be offset by any liquidated damages contemplated under this Agreement.

8.2	During the Employment Period and thereafter, the Company shall procure that you have (to the extent such indemnity is permitted by applicable law) a complete indemnity for all any liabilities incurred by you (other than where such liability arises out of or relates to the commission by you of a criminal offence or any wilful default or gross negligence) in your capacity as an officer or director of any company or similar entity that is not a member of the Group, where such directorship or office is held by you at the request of the Company.

8.3	You are entitled to take independent professional advice, at the expense of the Company, where such advice is reasonably required for the furtherance of your duties as a director of the Company. No prior approval is required to obtain advice costing up to £5,000. Before seeking advice that is likely to cost more than £5,000 you must obtain the written consent of at least one non-executive director and send a copy of such consent to the Company Secretary. The non-executive director shall have power to set a reasonable limit on the cost you may incur on obtaining independent advice at the Company’s expense without further reference to him.

OTHER BENEFITS

9.1	During the Employment Period the Company will meet or reimburse you for:

	a)	any reasonable costs incurred by you in seeking legal and financial advice in relation to this Agreement; and

	b)	the cost of business class travel from New York to London (and return) five times a year for your spouse, children and nanny.

9.2	The Company will provide you with a licence to occupy property at 32 Hyde Park Gate, London SW7, or similar accommodation acceptable to you, free of charge. The licence shall be revocable by the Company at any time and, in any event, no later than 31 July 2005. However, if the licence is revoked you will, in respect of the period between the date of revocation and 31 July 2005 be paid a housing allowance at an annual rate of £381,316. After 31 July 2005, the Company will, at its election, either continue to provide you with a licence to occupy suitable accommodation acceptable to you, or will pay you a housing allowance in an equal amount.in respect of your accommodation costs.

9.3	You shall have such other benefits as may be made available to you by the Company from time to time, including but not limited to the use of Reuters products, mobile telephone and other equipment and membership of professional bodies.

9.4	During the Employment Period, the Company shall reimburse your reasonable personal financial and tax planning and preparation and filing expenses.

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9.5	Following the termination of the Employment for any reason, the Company shall reimburse you (or your estate or beneficiaries) for all reasonable expenses incurred by you (or your family in the event of your death or incapacity) to relocate from your new location to anywhere in the United States.

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SCHEDULE 2

COMPETING BUSINESS CONCERNS
AS AT THE DATE OF THIS AGREEMENT

Part 1

Competing Business Concerns as at the date of this Agreement

Bloomberg L.P.

Pearson PLC

Quick Corporation of Japan

Telekurs A.G.

The Electronic Broking Service

Moneyline Telerate

Part 2

Companies with Divisions which compete with Reuters

The Thomson Corporation

The McGraw Hill Companies

The Dun & Bradstreet Corporation

Reed Elsevier P.L.C./Elsevier N.V.

AOL TimeWarner

Part 3

Companies with which Reuters has Strategic Relationships

Yahoo! Inc.

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SCHEDULE 3

PERMITTED SHAREHOLDINGS
AS AT THE DATE OF THIS AGREEMENT

SDK Investments, LLC

Dawntreader Fund I LP

Conversagent Inc.

Visible World Inc.

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SIGNED by	)
for and on behalf of	)	/s/ CHRIS HOGG
REUTERS GROUP PLC	)
in the presence of:- /s/ ROSEMARY E S MARTIN	)

SIGNED as a DEED	)
and DELIVERED by	)	/s/ THOMAS HENRY GLOCER
THOMAS HENRY GLOCER	)
in the presence of :- /s/ JANE K WELCH	)

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